EXHIBIT 99.1

REE AUTOMOTIVE ANNOUNCES THIRD QUARTER 2021 FINANCIAL RESULTS

●	Expedited execution on previously stated commercialization targets

●	Successfully completed customer validation tests on non-public roads

●	Nominated two strategic suppliers targeted for commercial production

●	Unveiled autonomous last-mile delivery concept vehicle powered by a new modular REEboard

●	Company to host webcast and conference call on November 16th at 8.30 am ET

TEL-AVIV – November 16, 2021 – REE Automotive (NASDAQ: REE), a leader in e-Mobility, today announced its financial results for the third quarter ended September 30, 2021.

REE Automotive Co-Founder and Chief Executive Officer Daniel Barel said, “We continued to execute our business plan, reaching significant milestones on both the demand and supply sides, keeping us on track or ahead of schedule on all major milestones. We started customer platform validations and successfully completed private road testing with Navya for its L4 autonomous system. We also formed a strategic collaboration with JB Poindexter, the leader in the U.S. walk-in van market, to penetrate the U.S. Importantly, we unveiled Leopard, an autonomous last-mile delivery concept vehicle geared for delivery, e-retailers and technology companies.

Supporting our platform targeted to a U.S.-based delivery van program, we nominated key suppliers Brembo and American Axle. In addition, in preparation for commercial production and deliveries in 2023, we are finalizing our site selection for our first integration center in Austin, Texas. We continue to make progress on our product readiness with our UK Engineering Center, now staffed with approximately 801 engineers. We are honored to have been awarded $17 million funding from the UK government, a strong endorsement of the importance of the commercialization of our technology. We believe our investments in the business and ongoing progress demonstrate the maturation of our technology toward our target of achieving commercial production.”

Expand industry penetration through additional partnerships

●	JB Poindexter – a leader in the walk-in van market in the U.S., with numerous leading logistics and delivery customers: Strategic collaboration for the development of commercial electric vehicles, which will integrate REEcornerTM technology and JB Poindexter commercial vehicle bodies for anticipated production in the U.S.

Continue to execute on REE’s commercial programs, including the delivery of prototypes for non-public road tests (subsequent to quarter end)

●

Navya – a leading autonomous vehicle systems developer: Successful completion of the first phase of customer validation tests of REEcornerTM and control technology for Navya’s next-generation autonomous vehicles. Shipment of a REEboard platform for Navya’s second stage integration testing

Extend supply chain capacity through nomination of leading suppliers (subsequent to quarter end)

●	Brembo – a global leader in brake technology: Nominated to develop and supply braking system for REEcornersTM and EV platforms with initial focus on a U.S.-based delivery van program

●	American Axle – a global Tier 1 automotive supplier: Nominated to supply high-performance electric drive units for integration into REEcornerTM technology with initial focus on a U.S.-based delivery van program

Recent Technological and Growth Achievements

●	Unveiled an autonomous last-mile delivery concept vehicle enabled by REE’s modular EV platform, with design and specifications resulting from collaboration with global delivery and technology companies

●	Received 3 patent grants and filed 9 new patent applications during Q3 2021

●	Selected Austin, Texas as location for REE’s U.S. Headquarters and first U.S. integration center

●	Grew headcount[1] to 231 employees, as of September 30, 2021, from 84 employees at year-end 2020, primarily in engineering

●	Awarded $17 million funding from the UK government, advancing commercialization

●	Won European Design Awards for the Flatformer concept together with Hino Motors

Financial Highlights:

●	GAAP net loss of $414.9 million in the third quarter of 2021, compared to a net loss of $18.8 million in the third quarter of 2020. The year over year change was primarily related to higher non-cash share-based compensation expenses of $409.8 million, compared with $14.4 million in the third quarter of 2020. As previously disclosed in the Company’s 20-F filing, the increase resulted mainly from performance-based options, which were granted to founders prior to the merger with 10X Capital and were vested at the time of closing. This was partially offset by income from warrant revaluation in the amount of $17.3 million

●	Non-GAAP net loss of $19.5 million in the third quarter of 2021, compared to $4.4 million in the third quarter of 2020, driven mainly by higher R&D and engineering expenses as the Company ramps up its capabilities towards achieving commercial production in 2023

●	The Company had approximately $294.5 million in cash at quarter end, which is sufficient to execute on its business plan

Outlook:

Based on current market conditions and the current regulatory environment, the Company expects to achieve the following:

●	Commercial: Continue to execute on REE’s commercial programs, including the delivery of prototypes for non-public road tests

●	Market Growth: Expand industry penetration through additional partnerships, expansion of existing partnerships, and expansion of variety of EV types ‘Powered by REE’

●	Supply Chain: Extend supply chain capacity by executing additional collaborations with leading suppliers

●	Service: Establish North American ‘Powered by REE’ maintenance and support network

●	Headcount: Expected total employees by December 31, 2021 to approximate 270[1]

●	Total annual capital and operational expenditures on a non-GAAP basis in 2021 not expected to exceed $75 million

[1]	Employee headcount includes both internal direct employees and external consultants deployed to REE on an FTE basis.

Webcast and Conference Call Information

The Company will host a conference call at 8:30 a.m. Eastern Time on Tuesday, November 16, 2021, to discuss results and latest developments. Individuals wishing to participate in the webcast can access the Events page at the Company’s website by visiting https://investors.ree.auto/news-events/events or via https://edge.media-server.com/mmc/p/rkvhaymk. If you wish to participate in the call, please dial 1-877-407-9039 domestically or 1-201-689-8470 internationally and provide your name and company affiliation.

A replay will be available on REE’s investor website at https://investors.ree.auto/.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this press release that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company's management uses these measurements as an aid in monitoring the Company's on-going financial performance. Non-GAAP net loss and non-GAAP earnings (loss) per share, measure net loss and earnings (loss) per share, respectively, excluding non-recurring or unusual items that are considered by management to be outside the Company’s standard operation and excluding certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies within the industry by reflecting operating results of the Company excluding non-operating factors. There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Operations

U.S. dollars in thousands (except share and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Revenues	-	-	119	6	336
Cost of sales	324	4	224	339	569
Gross loss	(324)	(4)	(105)	(333)	(233)
Operating expenses:
Research and development expenses, net	212,438	9,545	4,465	229,132	24,618
Selling, general and administrative expenses	219,507	21,590	14,301	246,545	32,520
Total operating expenses	431,945	31,135	18,766	475,677	57,138
Operating loss	(432,269)	(31,139)	(18,871)	(476,010)	(57,371)
Income from warrant revaluation	17,263	-	-	17,263	-
Financial income, net	114	8	84	126	377
Net loss before income tax	(414,892)	(31,131)	(18,787)	(458,621)	(56,994)
Income tax expense	13	45	-	58	-
Net loss	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Net comprehensive loss	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Basic and diluted net loss per share	(1.57)	(0.16)	(0.12)	(2.09)	(0.37)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	264,141,657	198,999,979	159,596,841	219,207,053	152,393,020

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$294,489	$44,707
Restricted cash	1,074	800
Short-term deposits	-	1,667
Inventory	253	271
Trade receivables	1	55
Other receivables and prepaid expenses	10,612	428
Total current assets	306,429	47,928

NON-CURRENT ASSETS:
Deferred transaction costs	-	328
Property and equipment, net	1,921	755
Total non-current assets	1,921	1,083

TOTAL ASSETS	$308,350	$49,011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,399	$970
Other payables and accrued expenses	7,358	2,260
Deferred revenues	578	-
Total current liabilities	11,335	3,230

NON-CURRENT LIABILITIES:
Warrants liability	14,795	-
Total non-current liabilities	14,795	-

TOTAL LIABILITIES	26,130	3,230

SHAREHOLDERS' EQUITY:
Ordinary and Preferred shares(1)	-	-
Additional paid-in capital	850,077	154,959
Accumulated deficit	(567,857)	(109,178)
Total shareholders' equity	282,220	45,781
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$308,350	$49,011

(1)	Shares and per share data are presented on a retroactive basis to reflect the stock split following completion of the Merger on July 22, 2021.

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	(458,679)	(56,994)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	292	115
Capital loss	92	18
Share-based compensation	433,962	48,039
Revaluation of warrants liability	(17,263)	-
Transaction costs related to warrants	2,887	-
Decrease in inventory	18	49
Decrease (increase) in trade receivables	54	(61)
Increase in other receivables and prepaid expenses	(10,124)	(343)
Increase in trade payables	2,635	866
Increase in other payables and accrued expenses	4,879	767
Deferred revenues	578	-
Net cash used in operating activities	(40,669)	(7,544)

Cash flows from investing activities:

Proceeds from deposits	1,667	-
Purchase of property and equipment	(1,428)	(510)
Net cash provided by (used in) investing activities	239	(510)

Cash flows from financing activities:

Proceeds from exercise of warrants to preferred shares	2,907	-
Proceeds from merger, net of transaction costs	287,579	-
Proceeds from exercise of ordinary shares	-	209
Proceeds from issuance of Preferred shares, net	-	25,825
Net cash provided by financing activities	290,486	26,034

Increase in cash, cash equivalents and restricted cash	250,056	17,980
Cash, cash equivalents and restricted cash at beginning of year	45,507	27,712
Cash, cash equivalents and restricted cash at end of period	$295,563	$45,692

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net Loss on a GAAP Basis	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Financial income, net	(114)	(8)	(84)	(126)	(377)
Income tax expense	13	45	-	58	-
Depreciation and amortization	123	95	50	292	115
Income from warrant revaluation	(17,263)	-	-	(17,263)	-
Transaction costs related to warrants	2,887	-	-	2,887	-
Share-based compensation	409,829	20,027	14,388	433,962	48,040
Adjusted EBITDA(1)	(19,430)	(11,017)	(4,433)	(38,869)	(9,216)

(1)	Adjusted EBITDA excludes non-GAAP adjustments for share-based compensation, income from warrant revaluation and transaction costs related to warrants.

Reconciliation of GAAP cost of sales expenses to Non-GAAP cost of sales expenses; GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
GAAP cost of sales	324	4	224	339	569
Share-based compensation	(309)	-	-	(309)	-
Non-GAAP cost of sales	15	4	224	30	569

GAAP research and development expenses	212,438	9,545	4,465	229,132	24,618
Share-based compensation (1)	(200,194)	(1,537)	(1,832)	(203,376)	(19,574)
Non-GAAP research and development expenses	12,244	8,008	2,633	25,756	5,044

GAAP selling, general, and administrative expenses	219,507	21,590	14,301	246,545	32,520
Transaction costs related to warrants	(2,887)	-	-	(2,887)	-
Share-based compensation (1) (2)	(209,326)	(18,490)	(12,556)	(230,277)	(28,466)
Non-GAAP selling, general, and administrative expenses	7,294	3,100	1,745	13,381	4,054

GAAP net loss	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Transaction costs related to warrants	2,887	-	-	2,887	-
Income from warrant revaluation(3)	(17,263)	-	-	(17,263)	-
Share-based compensation(1) (2)	409,829	20,027	14,388	433,962	48,040
Non-GAAP net loss	(19,452)	(11,149)	(4,399)	(39,093)	(8,954)

Non-GAAP basic and diluted net loss per share	(0.07)	(0.06)	(0.03)	(0.18)	(0.06)

(1)	As disclosed in the Company’s 20-F form as of July 28, 2021, the share-based compensation expenses resulted mainly from performance-based options, which were granted to founders prior to the merger with 10X Capital and were vested at the time of closing. As a result, the Company recorded non-cash share-based compensation expenses in the amount of $194.2 million and $194.2 million in research and development expenses and in selling, general and administrative expenses, respectively.
(2)	In June and August 2021, the Company issued ordinary shares to a strategic partner. For the second and third quarter of 2021, the Company recorded non-cash share-based compensation expenses in the amount of $15.9 million and $3.0 million in selling, general and administrative expenses, respectively.
(3)	In July 2021, the Company assumed public and private warrants as part of its merger with 10x Capital. For the third quarter of 2021, the change in fair value of the warrants resulted in the Company recording non-cash income of $17.3 million.

About REE Automotive

REE (Nasdaq: REE) is an automotive technology leader whose mission is to empower companies to build any size or shape of electric or autonomous vehicle – from Class 1 through Class 6 – for any application and any target market. REE aims to serve as the underpinning on top of which EVs and AVs will be built and envisions a future where EVs and AVs will be ‘Powered by REE’.

REE’s revolutionary technology – the REEcorner™ – packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE uses x-by-wire technology to control each of the corners of the vehicles with full drive-by-wire, brake-by-wire and steer-by-wire.

REE’s EV platforms afford complete freedom of design, enabling auto-manufacturers, OEMs, delivery & logistic fleets, Mobility-as-a-Service providers and new mobility players to design mission-specific EVs and AVs based on their exact business requirements and significantly reduce their time-to-market, lower TCO and meet zero-carbon regulations.

Headquartered in Herzliya, Israel, REE has an Engineering Center in the UK, as well as subsidiaries worldwide including Japan and Germany, and plans to open its U.S. headquarters and first Integration Center in Austin, Texas. REE’s unique CapEx-light manufacturing model leverages Tier-1 partners’ existing production lines; the company’s extensive partner ecosystem encompasses leading names including Hino Motors (truck arm of Toyota), Magna International, JB Poindexter, Navya and American Axle & Manufacturing to provide a full turnkey solution.

REE’s patented technology, together with its unique value proposition, position it to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “estimates”, “future”, “allow”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with REE’s commercial production in 2023 and thereafter; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Contacts:

Investor Relations	Media
Limor Gruber	Keren Shemesh
VP Investor Relations | REE Automotive	Chief Marketing Officer | REE Automotive
+972-50-5239233	+972-54-5814333
investors@ree.auto	media@ree.auto

REE unveils Leopard, a fully autonomous concept vehicle based on REE’s modular EV platform geared for customers including last-mile autonomous and electric delivery companies, delivery fleet operators, e-retailers and technology companies seeking to build fully autonomous solutions.

REE platform and frame that will be used to secure hardware such as lidars and sensors during completion of first phase of validation tests of REEcornerTM and control technology for Navya’s next-generation autonomous vehicles.

REE prototype platform for first phase of REEcornerTM and control technology validation tests for Navya’s next-generation autonomous vehicles.

REE co-founder and CEO Daniel Barel with REE team at UK Engineering Center at Mira Technology Park, where engineering design, validation and testing takes place in preparation for commercial production in 2023.